Exhibit 99.1

The Management Discussion and Analysis of mCloud Technologies Corp. for the year ended December 31, 2021 concurrently filed on SEDAR and with the United States Securities and Exchange Commission on Form 6-K on April 4, 2022 (the “Previously Filed Management Discussion and Analysis”) has been refiled to correct identified errors in the “Summary of Quarterly Results” section. The Company has corrected the allocation of net loss and other comprehensive loss attributable to mCloud shareholders and non-controlling interest. December 31, 2021, net loss attributable to mCloud shareholders increased by $0.433 million, net loss attributable to non-controlling interest decreased by $0.433 million and loss per share attributable to mCloud shareholders - basic and diluted increased by $0.03 per share. December 31, 2020 net loss attributable to mCloud shareholders decreased by $0.423 million and net income attributable to non-controlling interest decreased by $0.423 million, and loss per share attributable to mCloud shareholders—basic and diluted decreased by $0.05 per share.

There is no change to consolidated net loss in each of 2021 ($44.699 million), 2020 ($34.861 million) and 2019 ($27.895 million) which is reported correctly throughout the document.

The same corrections have been made in the mCloud Technologies Corp. 2021 Audited Financial Statements filed on SEDAR on August 22, 2022.

In addition, the Year in Review section has been updated for events that occurred subsequent to the release of the Previously Filed Management Discussion and Analysis up to the date of this refiling.

Other than as described above, there are no other changes to the Previously Filed Management Discussion and Analysis. This Management Discussion and Analysis replaces the Previously Filed Management Discussion and Analysis.

TSX-V: MCLD NASDAQ: MCLD MANAGEMENT’S DISCUSSION & ANALYSIS FY 2021

TSX-V: MCLD NASDAQ: MCLD NOTICE This Management’s Discussion and Analysis (“MD&A) of the financial condition of results of Mcloud Tech- nologies Corp. (the “Company”, “our”, “we”, or “mCloud”) is provided to assist our readers to assess our financial condition and our financial performance including our liquidity and capital resources, for the three months ended ended December 31, 2021 and 2020 and for the years ended December 31, 2021, 2020 and 2019. The following MD&A should be read in conjunction with the audited consolidated financial state- ments and related notes for the three months and years ended December 31, 2021 and 2020 (the “2021 Financial Statements”) and the audited consolidated financial statements and related notes for the three months and years ended December 31, 2020 and 2019 (the “2020 Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the Interna- tional Accounting Standards Board (“IASB”). Additional information about the Company and its subsidiar- ies, including our Annual Information Form (“Annual Information Form”) for the year ended December 31, 2021, is available on our Company website at www.mcloudcorp.com or at at www.sedar.com and www. sec.gov. This MD&A is presented as of August 22, 2022. FORWARD LOOKING STATEMENTS Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as ‘‘anticipate’’, ‘‘believe’’, “continue”, “could”, ‘‘estimate’’, ‘‘expect’’, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “project”, “seek”, “should”, “targeting”, “will” and other similar expres- sions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantag- es, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law. Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to sup- port operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company’s existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key col- laborators, (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact where a significant disruption to its infor- mation technology to occur. See also “Risks Factors and Uncertainties” below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TSX-V: MCLD NASDAQ: MCLD All figures are in millions of Canadian dollars except share and per share data unless otherwise noted. “Annual Financial Statements” means the Company’s audited consolidated financial statements for the years ended December 31, 2021 and 2020 “Annual MD&A” means the Company’s MD&A for the year ended December 31, 2021 Fiscal 2022 means the fiscal year ending December 31, 2022 Fiscal 2021 means the fiscal year ended December 31, 2021 “Q1 2021” means the three months ended March 31, 2021 “Q2 2021” means the three months ended June 30, 2021 “Q3 2021” means the three months ended September 30, 2021 “Q4 2021” means the three months ending December 31, 2021 “Q1 2020” means the three months ended March 31, 2020 “Q2 2020” means the three months ended June 30, 2020 “Q3 2020” means the three months ended September 30, 2020 “Q4 2020” means the three months ended December 31, 2020 NON-IFRS MEASURES Throughout this MD&A and in other materials disclosed by the Company, mCloud employs certain mea- sures to analyze financial performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company’s performance. The MDA includes the non-IFRS measure working capital, which is calculated as current assets less current liabilities on the Company’s balance sheet.

TABLE OF CONTENTS

COMPANY OVERVIEW	PAGE 1

YEAR IN REVIEW	PAGE 18

COVID-19 UPDATE	PAGE 24

FINANCIAL INFORMATION	PAGE 25

OUTSTANDING SHARE DATA	PAGE 50

RISK FACTORS, UNCERTAINTIES, AND FORWARD LOOKING INFORMATION	PAGE 51

COMPANY OVERVIEW

Using AI and analytics to optimize energy-intensive assets and deliver Results-as-a-Service.

mCloud Technologies Corp. ("mCloud" or the "Company") is a provider of asset performance management solutions combining the industrial Internet of Things ("IIoT"), artificial intelligence ("AI", and the cloud. Founded in 2017, mCloud operates worldwide throughout North America, Europe, Asia, and the Middle East. Through mCloud's proprietary AssetCare™ platform, mCloud unlocks the untapped potential of energy-intensive, and typically under-managed, assets such as rooftop heating, ventilation and air conditioning ("HVAC") units, wind turbines, and oil and gas lift systems.

IoT enables rapid, highly scalable connectivity to millions of assets. AI and the cloud enable the creation of digital twins for every connected asset and the continuous discovery of opportunities to optimizie asset efficiency and performance. A portfolio of cutting-edge mobile and advanced visualization apps guides and directs workers charged with the operation and maintenance of these assets to continually take actions that ensure assets are always running optimally.

mCloud primarily operates in three verticals: commercial buildings, energy utilities including wind and renewables, and process industries such as oil and gas. Through AssetCare, mCloud's technology enables businesses in these verticals to take the actions needed to drive bottom-line results, curbing energy consumption, minimizing waste, optimizing production, and ensuring worker safety. mCloud's technology enables digitalization to decarbonize assets, reduce harmful emissions, and drive an Environmental, Social, and Governance ("ESG") agenda as ESG mandates roll out worldwide.

The Company delivers AssetCare to customers through multi-year recurring subscription contracts akin to commercial Software-as-a-Service ("SaaS"). Every AssetCare subscription includes asset connectivity, 24/7 asset monitoring through the Company's Live Operations ("LiveOps") team, and access to apps enabling AI-assisted operations and maintenance actions focused on delivering measurable, bottom-line results such as direct reductions in kWh consumption, improvements in annual energy production ("AEP"), and optimization of asset OPEX. mCloud calls this the delivery of "Results-as-a-Service."

14	7	+230
GLOBAL OFFICES	COUNTRIES	EMPLOYEES

+ Learn More

AssetCare Platform	ESG Initiatives	Investor Relations	Contact Us
https://www.mcloudcorp.com/	https://www.mcloudcorp.com/esg	https://investor.mcloudcorp.com/	https://www.mcloudcorp.com/contact-us

1 | Management's Discussion and Analysis

MANAGEMENT TEAM mCloud’s management team is comprised of recognized industry leaders from every corner of high-tech, finance, and enterprise asset management with decades of experience in the markets where mCloud oper- ates. The team brings deep experience leading private and mature public companies from around the world. Russ McMeekin Costantino Lanza Chantal Schutz Co?Founder, President and Co?Founder and Chief Executive Vice President and Chief Executive Officer Growth and Revenue Officer Chief Financial Officer Barry Po Jim Christian Dave Weinerth Kim Clauss 2 | Management’s Discussion and Analysis Executive Vice President and Chief Product and Executive Vice President & Executive Vice President and Chief Marketing Officer Technology Officer President, AssetCare Solutions Chief Talent Success Officer + Learn More https://www.mcloudcorp.com/about-us/leadership 3 | Management’s Discussion and Analysis

mCLOUD SOLUTIONS

AI WITH A PURPOSE

AssetCare unlocks the untapped potential of energy-intensive assets using AI, IoT and the cloud.

mCloud applies AI and analytics initially developed for aerospace, defense, and nuclear energy applications to optimize the performance and efficiency of energy-intensive assets around the world.

The Company deliberately applies AI to solve very specific optimization problems that are the root causes of unnecessary waste, production loss, or carbon footprint in assets that typically receive less attention than needed for these assets to operate optimally.


1

Connected Buildings

AssetCare solutions drive direct improvements in building energy efficiency and improve occupant health and safety through optimization of indoor air quality by optimizing building HVAC systems, improving HVAC energy efficiency by up to 25% and eliminating up to 95% of airborne particulates smaller than one micron in size.


2

Process Industries

AssetCare solutions optimize the performance of under-managed assets such as the well-heads at upstream sites and the numerous heat exchangers and gas compressors at every midstream facility, applying AI to improve responsiveness to unplanned downtime events that lead to flaring incidents by up to 300% and decreasing asset OPEX by up to 50%.


3

Wind and Renewables

AssetCare identifies opportunities to improve the AEP of wind turbines in mid-life by up to 2%, using AI to combine data about the performance of turbine blade condition with performance data from key components such as the gearbox to identify inefficiencies that prevent a wind turbine from optimally converting wind into energy.

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base of over 100 enterprise customers including notable brands such as Aramco, Toshiba, Bank of America/JLL, Duke Energy, Cenovus, AltaGas, SoftBank, TELUS, General Dynamics, Idemitsu, and Lockheed Martin who benefit from mCloud solutions today.

4 | Management's Discussion and Analysis

ASSETCARE SOLUTIONS

All mCloud solutions are powered by technologies integrated into the Company's AssetCare technology platform in the cloud.

mCloud has employed a strategy of acquiring "best of breed" asset performance management technologies that serve the markets where mCloud operates, focusing internal research and development on the integration of these technologies into complete end-to-end service offerings for customers. This strategy has enabled the Company to rapidly commercialize these technologies and expedite the go-to-market of AssetCare solutions.

Acquired technologies integrated into one platform enabling "Results-as-a-Service"


AssetCare™
kanepi | Buildings / Wind / Oil & Gas
Enterprise Analytics and Mobile Workflow
Major energy providers in SE Asia
FDSI | Buildings
High Performance HVAC AI & Analytics
Bank of America, US DOE, Purdue
AirFusion | Wind
3D + Digital Blade Inspection
Major European wind operators
NGRAIN | Wind / Oil & Gas
Military-Grade AI and Visual Analytics
Lockheed Martin, US DoD
CSA | Oil & Gas / Nuclear
3D Digital Twin Foundation
~95% of all nuclear facilities in USA
Agnity | Buildings / Wind / Oil & Gas
Connected Worker Communication
AT&T, Softbank, TELUS, Rogers
Autopro | Oil & Gas
Process Automation in Alberta O&G
Every major O&G provider in Western Canada

+ *Learn More*
https://www.mcloudcorp.com

5 | Management's Discussion and Analysis

AssetCare connects and guides workers to drive actions ensuring optimal asset performance.

Buildings 	***Process Industries*** 	***Renewable Energy*** 
• HVAC	• Control Systems	• Wind Turbines
• Refrigeration	• Heat Exchangers	
• Indoor Air Quality	• Compressors	
	• Artificial Lift	

CONNECT TO ASSETS 1
Devices, existing controls and new sensors collect data about performance and condition

2 PORTFOLIO PERFORMANCE
Digital twins and AI identify opportunities for improvement

FIELD DIGITAL ASSISTANCE 6
Mobile workflows and intelligence guide and drive action


AssetCare™

3 DATA DRIVEN MAINTENANCE
Predictive and condition-based operations and maintenance

MOBILE REMOTE EXPERT 5
Front-line workers get help from SMEs anytime

4 24/7 LIVEOPS
AI & experts monitor continuously and respond to alerts

6 | Management's Discussion and Analysis

CONNECTED BUILDINGS

Energy efficiency, indoor air quality optimization, and remote monitoring with AI.

In the buildings market, mCloud targets standalone commercial buildings with a high energy-use or high occupancy footprint, such as foodservice retail and manufacturing facilities, retail spaces, schools, and warehouses.

Most incumbent commercial smart building solutions are dependent on the presence of an expensive building management system usually only practical in very large commercial spaces. Using IoT and cloud-based connectivity, mCloud enables practical connectivity to spaces of any size at a small fraction of the cost of a traditional building automation solution.


AI Driven Insights

Facility management teams get access to AI-driven help that continuously watches for opportunities to be more energy efficient, automatically taking action to intelligently curb energy use through optimization of HVAC use during peak times of day when the cost of energy is highest, freeing these teams to work on activities requiring their personal attention. A Web dashboard and mobile app empower these teams to address routine issues anywhere, anytime.


24/7 LiveOps Team

mCloud's LiveOps team uses AI to watch connected buildings 24 hours a day, 7 days a week, offering on-call support and AI-driven alerts to help building operators take action before maintenance issues become costly or the safety of occupants is compromised.

+ *Learn More*

https://www.mcloudcorp.com/HVAC-and-indoor-air-quality

7 | Management's Discussion and Analysis

INDOOR AIR QUALITY SOLUTIONS

In the wake of COVID-19, mCloud expanded its AI capabilities to optimize indoor air quality ("IAQ") in addition to building energy efficiency in response to businesses seeking to assure their employees and customers of the safety of their buildings.

In tandem with partners offering cost-effective air purification technologies, mCloud has applied AI to continuously drive IAQ that exceeds the commercial building standards and guidance established by major building and health authorities including the CDC, LEED, and ASHRAE.



Live Operations team ensures your solution is constantly working and meeting local health & safety guidelines.
Hospital grade air purification with active ionization or ultra-violet options available.
CO/CO2
Humidity
CO & CO_2
VOCs
Particle Density
Measure and manage indoor air quality indicators to mitigate the spread of airborne pathogens including COVID-19.
HVAC
Temperature
Maximum outdoor air is brought in, with temperature control for comfort.
24/7 Monitoring
Air Purification
Air Quality
Ventilation

AssetCare in action

Smart sensors measure indoor air quality to mitigate the spread of airborne pathogens including COVID-19 and ensures buildings are constantly working to meet local health and safety guidelines.

+ *Learn More*
https://www.mcloudcorp.com/HVAC-and-indoor-air-quality



PM2.5 (Particulate) Levels
Safe Levels
Before AssetCare IAQ
After AssetCare IAQ

Real-world results

An actual example of a live site, illustrating the "before" and "after" impact that AssetCare can have on a connected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, even indoor environments with particulate levels well beyond safe limits can be made healthy.

8 | Management's Discussion and Analysis

CONNECTED INDUSTRY AI-powered asset performance optimization solutions for process industries. In process industries including oil and gas, mCloud offers a portfolio of solutions to target specific classes of energy-intensive assets that typically receive less attention than ideal to ensure these assets operate optimally. AssetCare connects to energy-intensive assets optimizing their perfor- mance to help drive ESG initiatives. AssetCare targets assets including process control systems, heat exchangers, compressors, and artificial lift systems. Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level. Industrial facilities get access to AI and a portfolio of asset-specific apps that advise operations and maintenance teams, continuously monitoring connected assets to minimize the risk of unplanned down- time events, optimize production, and expedite worker response to critical events. This is complemented through mCloud’s LiveOps support, employing AI to add an additional level of oversight on these assets around-the-clock. The technology that mCloud employs to connect these assets and make them more efficient also enables the Company to help industrial facilities drive ESG initiatives. Through AssetCare, mCloud uniquely drives action with AI, tracking and attributing actions taken to reduce greenhouse gas emissions and decarbonize businesses at the level of the individual asset. The ability to track and drill-down to precisely track sub-as- sets at this level is unique to mCloud and AssetCare. mCloud’s approach scales enterprise-wide for cus- tomers, aggregating and optimizing all of the most important energy-intensive assets in an organization. + Learn More https://www.mcloudcorp.com/connected-industry 9 | Management’s Discussion and Analysis

CONNECTED WIND

Optimized annual energy production (AEP) with digital blade inspection and analytics.

mCloud also targets wind turbines in the middle of operational life, after these assets move off OEM warranties and become energy-intensive assets that often receive less attention than is required to ensure they operate optimally.

Many wind turbines operate inefficiently because of improper operation or maintenance. The Company offers an AssetCare solution for connected wind turbines, delivering AI to wind turbine owners and operators. AssetCare enables these teams to continuously keep track of key aspects of a wind turbine's performance and identify opportunities that will maximize wind turbine AEP.


AI Driven Insights

Drone lifted cameras provide insights into a wind turbine's performance.


Sensor Imagery

Sensor images are sent to the cloud for automated processing.

Unique to mCloud are certain AI-powered technologies that assist wind operators and maintainers to automatically characterize the condition of wind turbine blades, alleviating the need to do traditional "rope inspections" of turbine blades, a costly and labor-intensive process that generally limits the quality of these inspections. Through the use of ground-based or drone-lifted cameras, sensor imagery of turbine blades can be rapidly acquired and then sent to the cloud, leveraging mCloud's unique AI capabilities, for automated processing at a fraction of the cost and time of a conventional inspection. The Company has found that many customers already collect such imagery and directly benefit from the use of mCloud's AI to glean insight from the imagery they already have. This creates opportunities for mCloud to have a first engagement with customers leading to a multi-year AssetCare contracts with them.

+ *Learn More*

https://mcloudcorp.com/wind-turbine-blade-inspection

10 | Management's Discussion and Analysis

ASSETCARE™ MOBILE

Mobile connected worker solutions to guide and direct asset actions.

mCloud offers a cross-industry mobile offering that enables operations and maintenance teams to access a portfolio of AI-powered mobile apps that assist asset work in the field.

Called AssetCare Mobile, mCloud offers three specific apps that are available for mobile phones, tablets, and wearable "smart glasses" or industrial, intrinsically safe hands-free headsets operated through voice command. The latter are especially crucial in high-performance work environments where assets may be deployed in highly inaccessible locations (e.g. high elevations, rooftops).


1 Digitize
New Round
Field Checklist
Remedials
Approval
DETAILS
LOCATION

An AssetCare™ "Digitize" app enables field teams to go fully paperless in the field, replacing traditional paper-based forms with digital checklists, workflows, and procedures. The AssetCare vision is to be the digital successor to the traditional clipboard used by most field workers today.


2 Collaborate

An AssetCare™ "Collaborate" app enables field teams on the front line to contact their colleagues and get remote assistance from subject matter experts through a secure video conferencing link that allows these experts to mentor in real-time front-line workers on how to address challenging issues in the field. This app is compatible with widespread video conferencing capabilities such as Microsoft Teams and Zoom.


3 Visualize

An AssetCare™ "Visualize" app enables field teams to access a mobile dashboard to assets connected to AssetCare, giving them insight into the real-time performance and condition of these assets through the asset digital twin in the cloud. Through the use of advanced 3D and mixed reality capabilities, field teams can employ these mobile apps to access guidance and AI-assisted directions that allow these workers to complete these tasks more quickly and more proficiently. AssetCare creates a digital record of all actions taken.

11 | Management's Discussion and Analysis

NATURAL LANGUAGE CAPABILITIES


Voice Activation

+ *Learn More*

https://www.mcloudcorp.com/assetcare-mobile

HANDS-FREE SOLUTIONS

mCloud has invested in the development of AI-based natural language processing capabilities that allow field workers equipped with AssetCare Mobile to query and interface with AssetCare in a more conversational way, reducing the need to memorize specific commands or navigate through an app to find and access the information they may need on the front-line. This enables AssetCare Mobile to be rapidly put to use with minimal training required on the part of the customer.

ASSETCARE FOR 3D INTELLIGENCE

3D digital twin solutions enabling remote collaboration and virtual operations.


1:1 Replicas

DIGITAL TWINS

The company deploys technology that facilitates the rapid digitization of facilities using high-precision 3D laser scanners that create a very high-resolution "point cloud" that is a 1:1 replica of a facility with sub-millimeter accuracy.

+ *Learn More*

https://www.mcloudcorp.com/3d-digital-twin

mCloud offers a collection of 3D capabilities that enable customers to create and access 3D digital replicas of assets within their facilities, enabling remote collaboration across multiple teams and locations without requiring teams to be onsite to manage common industrial operations such as Management of Change scenarios.

Through this 3D offering, AssetCare enables teams to do virtual walkthroughs of a digitized facility in the cloud, accessible through any modern Web browser. Via embedded links in the 3D model to other sources of asset data, teams can quickly access information about specific assets or areas of a facility. Virtual measuring tools allow facility changes to be mapped and planned, for example allowing a team to determine if a very large piece of equipment is at risk of colliding with existing equipment or structures already onsite.

12 | Management's Discussion and Analysis

ASSETCARE™ ENTERPRISE

Enterprise-wide visual analytics and reporting solutions that enable a single source of truth.

For organizations needing an enterprise-level overlay that provides insight into assets at the portfolio level, the Company offers AssetCare Enterprise, an intelligent visual analytics and reporting platform capable of providing businesses with a "single enterprise view" of all assets.

The AssetCare Enterprise offering is available to customers as a standalone offering, or as a complementary layer to other AssetCare solutions. Through AssetCare Enterprise, front-office operations can be synced with back-office systems, ensuring that all parts of an organization have real-time access to the same data needed to make decisions.


ASSET 1
82%
9,460
7.56
8,757
5%
3
2
4
12
24
87.4%
96.1%
13
8

In many organizations, there can be frequent delays of days, weeks, or months before data that is collected in the field is available to decision-makers elsewhere in an organization. Through AssetCare's connectivity and AssetCare Enterprise, data can be continuously collected and synced effectively eliminating potential delays in accessing information that may be needed to make operational decisions about assets in the field. AssetCare Enterprise is available worldwide in all of the markets where mCloud does business today. The Company expects business in this segment from large multi-site and multi-asset portfolio customers in 2021.

13 | Management's Discussion and Analysis

ASSETCARE FOR ESG SOLUTIONS Decarbonize infrastructure, track emissions, and report on ESG matters across the enterprise. ESG issues have become increasingly important to customers in the markets mCloud serves and the Company has responded by expanding its AssetCare portfolio to include solutions that directly address the need for businesses to track, audit, and verify the impact of actions taken to drive improvements in their ESG standing. Using the technology underlying the Company’s AssetCare Enterprise offering, mCloud offers ESG dash- boards and reporting capabilities that enable customers to uniquely see the carbon impact of their opera- tions at the level of the individual asset. The Company has also introduced a new connected fugitive emissions and leak detection solution that takes advantage of the connected worker capabilities provided by AssetCare Mobile enabling workers at industrial facilities to continuously monitor and respond to gas leaks. In oil and gas, research provided by McKinsey and Company estimates fugitive gas emissions are responsible for approximately 47% of all emissions across the industry. This AssetCare connected solution to detect such leaks is expected to measurably reduce such emissions by enabling earlier detection and action to stop these leaks. Early adopters of the solution have been identified and are expected to onboard the offering in 2021 as access to customer sites resumes. The rollout for these early adopters is supported by industry experts, regulatory bodies, and government agencies. + Learn More To download the 2020 ESG Report visit: https://www.mcloudcorp.com/esg 14 | Management’s Discussion and Analysis

GLOBAL SALES AND MARKETING

mCloud maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, Saudi Arabia, China, Singapore, and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company employs sales team members in these countries charged with direct sales efforts of AssetCare solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts an annual user conference called mCloud Connect, which includes headliners from well-known industry leaders, panels, and interactive sessions to gather "voice of the customer" feedback, which is used to improve the Company's portfolio of AssetCare offerings.

Serviceable Obtainable Market (SOM)

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform.



C$24 BILLION SOM

7.3M	**Serviceable Commercial Buildings** *3.1M restaurants* *4.2 mid-size retain (inc. banks)* *2.9k long-term care facilities*	**C$18.4B** SOM
34,780	**Serviceable Industrial Sites** *1.1M oil & gas, LNG & FPSO sites* *30.7k wind farms* *12.2k mining processing facilities* *1.6k pulp and paper facilities*	**C$5.6B** SOM
23,881,000 **1,916,700** **315,000**	**Connected Assets** **Connected Workers** **3D Digital Twins**	

15 | Management's Discussion and Analysis

The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see figure on page 16 for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas ("O&G"), liquefied natural gas ("LNG"), and floating production storage and offloading ("FPSO") facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company's experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

Primary References

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): ttps://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/
Source(UK):https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source(CN):https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source(US):https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/
Source(CA):https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source(UK):https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/
Source(DE):https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/
Source(IT):https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx
Source(CN):https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html
Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/
Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm
Source(SG):https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities
SourceAUS):https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care
Source(SA):https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx
Source(SA):https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf
Source (SG): Petronas Annual Report 2018: https://www.petronas.com/
Source (Global): Irena and the American Wind Association (AWEA)
Source (Global): World Economic Forum and Parker Bay
Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

YEAR IN REVIEW AND FINANCIAL INFORMATION

The significant events that occurred during the fourth quarter and financial year ended December 31, 2021 (the “Reporting Period”) and to the date of this report are described below. All dollar amounts are stated in millions of Canadian Dollars (“C$”) unless otherwise stated. On November 24, 2021, the common shares of the Company were consolidated on the basis of 1 post-consolidation share for every 3-pre-consolidation share (a 3:1 basis) (the “Share Consolidation”). For the year ended December 31, 2019, the number of shares and per share amounts were adjusted to reflect the changes resulting from a 10 for 1 share consolidation which took effect on December 13, 2019. All figures in this MD&A relating to the number of share or the exercise or conversion price of convertible and exchangeable securities of the Company are expressed on a post-share consolidation basis. The information contained herein is dated as of August 22, 2022 unless otherwise stated.

As at December 31, 2021, the Company had 63,776 connected assets (December 31, 2020 – 59,462; December 31, 2019 - 41,088). The Company experienced sporadic growth in connected assets resulting from pandemic-induced restrictions in the markets where mCloud operates. The Company continues to expect full quarter-on-quarter growth resuming as restrictions lift.

Significant Business Contracts and Partnerships

Invest Alberta Corporation

On February 2, 2021, the Company announced it had signed a memorandum of understanding with Invest Alberta Corporation (“Invest Alberta”), an Alberta crown corporation. The goal of the memorandum was for the Company to leverage its technology to help Canadian and global energy companies reduce carbon emissions and act on ESG issues. The Company believes the move may accelerate the development and adoption of its offerings through increased engagement with key customers and local industry in Alberta.

Memorandum of Understanding with Fidus Global, LLC

On February 16, 2021, the Company announced that it had signed a memorandum of understanding with Fidus Global, LLC (“Fidus”) to commence sales, implementation, and ongoing field services for the Company’s AssetCare segment for connected buildings in the United States.

AssetCare Partnership with Major North American Utility Providers

On April 21, 2021, the Company announced that it would be offering its AssetCare solutions for HVAC and IAQ to small business customers of three major North American energy utility providers, two in the continental United States and one in Canada. Based on information provided by the three utilities, the Company estimated that these utility partnerships will make AssetCare HVAC and IAQ solutions available to approximately one million commercial buildings in the United States and Canada.

On May 18, 2021, the Company announced that it had successfully implemented AssetCare to customers associated with these utility program partnerships. Among these customers are two prominent car dealership properties in the State of New York.

18 | Management’s Discussion and Analysis

Implementation of AssetCare in the Head Office of Cadence Financial Group

On May 3, 2021, the Company announced that it had equipped the head office of Cadence Financial Group, located in Vancouver, Canada, with a combination of IoT-enabled 24/7 air quality monitoring and AI-driven connected air purification capable of outperforming standard HEPA filtration by continuously eliminating up to 95% of harmful particulates and contaminants smaller than one micron in size.

Deployment of AssetCare in Arkansas Government Buildings

On June 15, 2021, the Company announced that pursuant to its partnership with Fidus, the Company’s AssetCare solution was now being offered at various government buildings operated by the State of Arkansas, as the state seeks to improve indoor air safety across government properties, including office buildings, schools, and other state-run facilities in the wake of COVID-19.

Field Deployment of AssetCare with Oil and Gas Operators in Alberta

On June 23, 2021, the Company announced its partnership with Prosaris Solutions Ltd., through which the Company began its rollout of a new AssetCare solution targeting fugitive gas emissions for operators in the oil and gas sector in Alberta and enabling such operators to continuously inspect and correct such gas leaks at their facilities.

Partnership with URBSOFT in Saudi Arabia

On July 13, 2021, mCloud announced it had signed a memorandum of understanding to partner with URBSOFT, a strategic provider of advanced ground and aerial inspection technology solutions in the Kingdom of Saudi Arabia. This partnership paved the way for mCloud to take AssetCare to support the digitalization and ESG objectives of Saudi Vision 2030, the Kingdom of Saudi Arabia’s national economic plan.

Offering AssetCare Connected Building Solutions via Con Edison in New York

On July 20, 2021, mCloud announced it had begun to offer its AssetCare solutions for HVAC and IAQ to small business customers of Con Edison, the energy company that serves New York City and Westchester County, N.Y. The Company is a solutions provider in Con Edison’s Business Energy Pro program, which offers energy saving incentives to businesses located on Staten Island and in Westchester County. Business Energy Pro is one of the first “pay-for-performance” incentive programs in the country. Small businesses that participate earn payments for measured energy savings over a multi-year period. Through mCloud’s partnership with Con Edison, AssetCare customers in New York state can earn payments for measured energy savings achieved through AssetCare over a multi-year period.

Licensed by Ministry of Investment of Saudi Arabia to Advance Digitalization and ESG Objectives of Saudi Vision 2030

On October 13, 2021, mCloud announced it received approval and a license to conduct business activities from the Ministry of Investment of Saudi Arabia (“MISA”). The MISA license marks a major milestone in mCloud’s activities in the Middle East and North Africa (“MENA”) region, enabling mCloud to provide AssetCare solutions to the Kingdom of Saudi Arabia and other countries in the MENA region.

Lease for Calgary

On September 27 2021, the Company executed a 12-year lease for its office in Calgary, Alberta. The lease term commences on December 1, 2022, preceded by a fixturing period which the Company will use to build out the office space to their specifications.

AssetCare Deployment at Casa Pasta and CHICK “N” DIP

On November 9, 2021, the Company announced it had equipped two initial locations in Saudi Arabia - Casa Pasta and CHICK “N” DIP restaurants - with its AssetCare solution for HVAC and IAQ, to optimize the indoor air quality and energy efficiency in the restaurants. This was facilitated through the Company’s partnership with URBSOFT, previously announced on July 13, 2021.

19 | Management’s Discussion and Analysis

AssetCare Deployment at Life Plaza

On November 30, 2021, the Company announced a three-year agreement with Colliers Macaulay Nicolls Inc., an appointed agent of Slate Asset Management, to deploy mCloud’s AssetCare solution for HVAC and IAQ at Life Plaza, one of Slate Asset Management’s premier office towers in downtown Calgary, Alberta, and the Company’s largest IAQ deployment to date. The initial subscription term for this agreement would become effective at the completion of AssetCare installation and is set to renew in November 2025.

Agreement with Virtual Vision

On December 15, 2021, the Company announced it had signed an agreement with Virtual Vision (the “V2 Agreement”), a local provider of cloud computing services within Saudi Arabia, to host the Company’s AssetCare solutions on the V2 Public Cloud for use in the Kingdom. The V2 Agreement enables mCloud to complete the onboarding of several new Saudi customers and immediately take these customers live with AssetCare. The V2 Agreement also ensures mCloud is ready for scalable deployment within Saudi Arabia and in a manner compliant with Saudi legal requirements by geo-locating AssetCare data within the Kingdom.

Partnership with Mercedes-EQ Formula E Team

On January 20, 2022, the Company announced a partnership with the Mercedes-EQ Formula E Team as an official team partner, through which the use of mCloud’s AssetCare portfolio of solutions to drive the ESG performance of the Formula E business would be explored. This announcement was made just ahead of the official opening of Season 8 of the ABB FIA Formula E World Championship – the world’s only all-electric FIA World Championship and the only sport certified net zero carbon since inception. The Mercedes-EQ Formula E Team is collaborating with the Company to explore the use of the Company’s AssetCare portfolio of solutions to drive the ESG performance of their business, including technologies to reduce harmful emissions, the carbon footprint of their facilities, and further enhancing the safety and comfort of the work environment.

Memorandum of Understanding with Saudi Arabian Oil Company

On January 25, 2022, the Company announced it had signed a memorandum of understanding with Saudi Arabian Oil Company (“Aramco”) to explore the co-development of a digital technology hub for delivering ESG solutions in the Kingdom of Saudi Arabia. The hub would enable the Company and Aramco to jointly develop new AI-powered innovations to facilitate the carbon reduction of complex energy-intensive assets throughout the Kingdom and abroad. Additionally, the Company announced that it planned to develop a center of excellence that will serve as a home base for a dedicated team of ESG and digital transformation experts based in Saudi Arabia, particularly to leverage Virtual Vision’s high-performance infrastructure in accordance with the V2 Agreement.

Creation of an ESG-Digital Hub in Houston, Texas

On January 26, 2022, the Company announced the creation of a new “ESG-Digital Hub” based in Houston Texas, to serve as an additional focal point for local mCloud teams driving the ongoing technological development and customer delivery of AssetCare solutions. The new Houston-based location joins other Company hubs in Calgary, Alberta, established in collaboration with Invest Alberta, and the hub based in Saudi Arabia, in collaboration with Aramco.

Agreement with Vail Buick Dealership as First AssetCare Agreement to Optimize EV Charging

On March 21, 2022, the Company announced it had signed an agreement on March 17, 2022 to deliver its AssetCare for Connected Buildings solution to manage the energy efficiency of the Vail Buick Dealership in Bedford Hills, New York, the first of 15 planned installations for auto dealerships in New York state to help control rising energy costs in the electric vehicle (“EV”) era. mCloud will deploy an innovative combination of AI in the cloud, solar power generation, and battery storage to continuously manage the energy cost and carbon footprint of the entire dealership, including the substantial increased energy consumption from EV charging now being implemented onsite. The Vail Buick Dealership agreement covers a 17-year term commencing on or before June 2022.

20 | Management’s Discussion and Analysis

Agreement with Carbon Royalty Corp to Fund First 30 AssetCare EV Solutions for Auto Dealerships

On March 30, 2022, announced it had signed an agreement on March 28, 2022 with Carbon Royalty Corp to proceed with closing and funding the first 30 AssetCare solutions to optimize Electric Vehicle (“EV”) charging efficiency at auto dealerships in the states of New York and California. The agreement partners mCloud with Carbon Royalty Corp, enabling the implementation of these AssetCare contracts to be fully funded via Carbon Royalty Corp. As a benefit of this partnership, Carbon Royalty Corp receives 50% of the tax incentives, carbon credits, and other accretive financial benefits mCloud would be eligible to receive in the United States resulting from the implementation of these solutions. These benefits would be split between mCloud and Carbon Royalty Corp over the expected 20-year contract terms of AssetCare arrangements.

Technology Continuation Agreement with Agnity Global Inc.

On August 2, 2022, the Company announced that has entered into a technology continuation agreement with Agnity Global Inc. (the “Technology Continuation Agreement” and “Agnity” respectively), enabling mCloud to build on the success of its existing relationship with Agnity.

The Technology Continuation Agreement will replace the royalty agreement between mCloud and Agnity. Under the terms of the Technology Continuation Agreement, Agnity paid mCloud a one-time payment of US$5.954 million on July 29, 2022. Concurrent with the signing of the Technology Continuation Agreement, a third party acquired all of the outstanding shares in Agnity from its shareholder. As a result of these events, mCloud no longer has control of Agnity, and as of July 29, 2022 the Company will no longer include any of Agnity’s operating results in mCloud’s financial statements and Agnity will no longer be consolidated. The new structure allows the parties to continue delivering and supporting Agnity’s technology and builds on mCloud’s existing license and continued use of Agnity technology across all of the Company’s AssetCare™ offerings going forward.

Agnity provides mCloud with access to secure, Health Insurance Portability and Accountability Act- compliant communications technology used in the Company’s AssetCare Mobile solution for remote collaboration with workers in the field. Agnity’s technology is used by major telecommunication providers and enables mCloud’s native compatibility with these providers to reach connected workers across numerous industries around the world.

Financing

2021 Convertible Debentures

The Company completed the issuance of six tranches of a convertible debenture financing pursuant to which it has issued an aggregate of US$7.043 million convertible debentures (“2021 Convertible Debentures”). On July 12, 2021, the Company entered into debt conversion and exchange agreements with the holders of more than 99.2% of the outstanding principal amount of the 2021 Convertible Debentures, pursuant to which the Company issued an aggregate of 2,107,787 common shares and 2,107,787 warrants in consideration for the extinguishment of 99.2% of the principal and accrued interest owing under the 2021 Convertible Debentures.

April 2021 Brokered Offering

On April 15, 2021, the Company issued a total of 2,300,000 units of the Company at an issue price of $6.30 per unit for aggregate gross proceeds of CAD$14.490 million (the “Brokered Offering”). Each unit consisted of one common share and one warrant of the Company. Each warrant is exercisable for one common share at an exercise price of $8.55 per common share, subject to adjustment in certain events. The Brokered Offering was led by ATB Capital Markets Inc. (the “Agent”). The Agent was paid a cash fee equal to 7% of the gross proceeds raised under the Brokered Offering.

21 | Management’s Discussion and Analysis

Credit Facility with ATB Financial and Intercreditor Agreement with Fiera Private Debt Fund VI LP

On May 17, 2021, the Company announced it had entered into a secured credit facility with ATB, which is a $5.000 million margined, demand operating loan facility (the “ATB Facility”). The proceeds of the ATB Facility were used in part, to repay in full all indebtedness and liability owing by the Company to HSBC Bank of Canada and for general corporate purposes. The ATB Facility is a demand operating line bearing interest at a floating rate equal to the prime rate per annum established by ATB from time to time for commercial loans denominated in Canadian dollars made by ATB in Canada, plus an applicable margin rate based on the senior debt to EBITDA ratio of the Company at the time of determination. Repayments under the ATB Facility will be made on a monthly interest-only basis until demand. The ATB Facility is secured against certain assets of the Company and its principal subsidiaries.

On June 24, 2021, $2.500 million was drawn from the ATB Facility, in accordance with the maximum amount permitted under the Company’s intercreditor agreement with Fiera Private Debt Fund VI LP (“Fiera”).

On November 8, 2021, the ATB Facility was amended. As part of the amendment, ATB provided an additional $5.000 million in available funding to the Company via an accordion, subject to lender consent. In consideration of ATB making available to the Company additional advances under the ATB Facility, the Company granted to ATB non-transferable warrants to acquire up to 183,486 common shares at an exercise price of $5.45 per common share for a term not exceeding one year.

On November 9, 2021, the Company amended its term loan and amended the associated intercreditor agreement between Fiera, ATB and the Company. The intercreditor agreement determines the priority of security interests in the case of default, with Fiera having first priority on all assets other than accounts receivable. The amendments to the term loan include: increase in interest rate from 6.85% to 7.5% per annum; certain changes to financial covenants which are applicable for the period from July 1, 2021 to December 31, 2022; and, the addition of two mCloud subsidiaries as additional guarantors.

Non-Brokered Offering

On August 13, 2021, the Company completed a non-brokered private placement, pursuant to a subscription agreement dated July 12, 2021, offering of 75,676 units of the Company at a unit price of $5.55 for gross proceeds of $0.420 million. Each unit consists of one common share and one share purchase warrant at an exercise price of $8.55 per common share with warrants expiring April 2024.

November 2021 Offering, 2021 Share Consolidation, and Listing on Nasdaq Capital Market

On November 24, 2021, the Company announced that its common shares had begun trading on the Nasdaq Capital Market (“NASDAQ”) under the symbol “MCLD” in connection with the completion of a 3:1 share consolidation (the “2021 Share Consolidation”). On November 29, 2021, the Company announced the completion of an underwritten public offering of 2,100,000 units at a price to the public of US$4.50 per unit. Each unit issued in the offering consisted of one common share and one warrant to purchase one common share at an exercise price of USD$4.75. The common shares began trading on the NASDAQ on November 24, 2021 under the symbol “MCLD”. The Company received gross proceeds of approximately US$9.5 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

The Company had also granted the underwriters, Maxim Group LLC, to purchase up to an additional 315,000 common shares and an additional 315,000 warrants (each on a post-consolidation basis) at the public offering price to cover over-allotments. On November 29, 2021, the Company announced that Maxim Group LLC had purchased the 315,000 warrants in accordance with the over-allotment option, and on December 6, 2021 announced that Maxim Group LLC had exercised the over-allotment option in full to purchase an additional 315,000 common shares at the Offering Price. The proceeds from the over-allotment option were US$1.417 million. The aggregate gross proceeds of the offering, including the over-allotment option, were US$10.867 million. In conjunction with the USD equity offering described above, the Company agreed to list the warrants issued as part of the unit offering on the NASDAQ. On February 15, 2022, these warrants commenced trading in USD under the symbol “MCLDW”.

22 | Management’s Discussion and Analysis

Financing of Electric Vehicle Development Projects

In conjunction with the EV Dealership Projects, on March 28, 2022, mCloud Technologies (USA) Inc., a subsidiary of the Company (the “Borrower”), executed a promissory note in the aggregate principal amount of US$15.000 million (the “Note”) with Carbon.

The initial principal amount under the Note of US$5.000 million was funded on April 1, 2022 and an additional US$10.000 million was funded on May 5, 2022 (the “Loans”). The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, certain income-based payments, including tax incentives, are required to be made by the Borrower to Carbon based on income resulting from the EV dealership projects over their 20-year term. The Loan may not be prepaid unless authorized by Carbon. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow Carbon to demand repayment and increase the interest rate to 18%, amongst other consequences of default.

Term Loan

On May 5, 2022, the Company, Carbon and Fiera Private Debt Fund VI LP (“Fiera”) executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security previously held by Fiera would be subordinate to the security to be granted to Carbon commencing on the date of the agreement. The security granted to Carbon means the EV Dealership Projects and to the extent related to the EV Dealership projects, all accounts receivable, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits for each of the preceding. Execution of the Subordination Agreement was required for the additional funding under the Note to be released. A total of US$15.000 million was funded.

On May 5, 2022, the Company and Fiera executed an Accommodation Agreement (the “Accommodation Agreement”) and the parties agreed that a portion of the outstanding principal amount under the term loan would be paid in addition to a prepayment penalty and accommodation fee. The Company paid a total of $2.044 million on May 6, 2022. The parties also agreed that the remainder of the principal and interest due under the loan would be paid on or before October 31, 2022 (the “Repayment Date”). The term loan was amended to increase the interest rate charged from 6.85% to 9.5% effectively immediately and clarified that the Company is not required to maintain the financial covenants set out in the November 9, 2021 amending agreement. The Company may be required to repay the loan before the Repayment Date if the Company is in default or breach of the Accommodation Agreement. As part of the Accommodation Agreement, Fiera signed an agreement, whereby Fiera’s security is subordinate to certain security granted to Carbon.

Subsequent Event

Contract Modification Revenue Reversal

In April 2022, the Company agreed to cancel a multi-year customer contract for which services had been performed in prior periods, resulting in a contract modification. As a result, revenue totalling $2.571 million which was recorded in prior periods was reversed during the six months ended June 30, 2022. Of this amount, $2.037 million is associated with the AssetCare Initialization service line and $0.534 million is associated with the AssetCare Solutions service line.

23 | Management’s Discussion and Analysis

Since the beginning of 2020, governments around the world have been forced to enact emergency measures in response to the World Health Organization’s declaration of the COVID-19 pandemic. Businesses around the world have suffered material disruption resulting in economic slowdown and uncertainty and significant volatility in the financial markets. To date, the impacts to the Company’s operations and financial matters associated with COVID-19 have included (i) a slow-down in technical services due to the in-person nature of these activities and the restrictions placed such as lock-downs and social distancing by governments around the world with many of the most restrictive measures in the most recent quarter being in our core geographic markets, (ii) a delay in the collection of receivables closely associated with business who were most widely impacted by shut-downs and restrictions, and (iii) a delay in certain projects. The long-term impact on the Company’s financial results and cash flows is unknown. While the Company has been negatively impacted by COVID-19, given the nature of the Company’s operations, COVID-19 has increased customer demand and created new opportunities for mCloud to engage with new and existing customers using the remote connectivity offered by AssetCare™.

COVID Government Support

The Company received government assistance in both Canada the United States and Australia to help temper the financial impact of the crisis. During the three and twelve months ended December 31, 2021, government assistance of $0.472 million and $4.202 million, respectively, was recorded in Other Income on the consolidated Statements of Loss and Comprehensive Loss (three months and year ended December 31, 2020, $0.821 and $2.776 million, respectively).

Impact on Strategic Plan and Growth

The Company continues to assess the economic impacts of COVID-19 pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at December 31, 2021, the Company’s senior management team has determined that the value of the Company’s assets is not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

24 | Management’s Discussion and Analysis

SELECTED ANNUAL FINANCIAL INFORMATION

The information in the tables below is derived from the Company’s audited consolidated financial statements for each of the three most recently completed financial years. These have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and are presented in Canadian dollars which is the functional and presentation currency of the Company. All figures reported in the MD&A are reported in millions, except for per share, stock option, common share, percentages and unit amounts. The information below is not necessarily indicative of results for any future financial year.

Years ended December 31	2021	2020	2019
Revenues	$25.597	$26.928	$18.340
Gross profit	15.913	16.647	$10.757
Total expenses	54.665	46.360	$27.138
Other expenses (income)	5.947	5.148	$11.514
Net loss	44.699	34.861	$27.895
Loss per share attributable to mCloud shareholders – basic and diluted (1)	$3.76	$5.01	$6.97
Total assets	$72.106	$77.319	$59.859
Total non-current financial liabilities	$1.513	$33.443	$32.146

(1)	The Company has corrected loss per share attributable to mCloud shareholders - basic and diluted. See Basis of Presentation in Note 2 to the Annual 2021 Financial Statements for further information.

25 | Management’s Discussion and Analysis

Review of Annual Financial Results

The table below provides key financial performance metrics of the Company for the years ended December 31, 2021, December 31, 2020 and December 31, 2019. This information should be read in conjunction with the Annual 2021 and 2020 Financial Statements.

Years ended December 31,

	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020 Change %	2020 vs 2019 Change $	2020 vs 2019 Change %

Revenue	$25.597	$26.928	$18.340	$(1.331)	(5)%	$8.588	47%
Cost of Sales	(9.684)	(10.282)	(7.583)	0.598	(6)%	(2.699)	36%
Gross Profit	$15.913	$16.647	$10.757	$(0.733)	(4)%	$5.890	55%
Expenses
Salaries, wages and benefits	$21.692	$20.885	$10.314	$0.807	4%	$10.571	102%
Sales and marketing	1.377	1.536	3.167	(0.159)	(10)%	(1.631)	(51)%
Research and development	3.179	1.078	0.498	2.101	195%	0.580	116%
General and administrative	8.539	5.742	3.295	2.797	49%	2.447	74%
Professional and consulting fees	9.085	8.886	4.352	0.199	2%	4.534	104%
Share-based compensation	1.868	1.454	1.468	0.414	28%	(0.014)	(1)%
Depreciation and amortization	8.925	6.778	4.044	2.147	32%	2.734	68%
Total expenses	$54.665	$46.360	$27.138	$8.305	18%	$19.222	71%
Operating loss	$38.752	$29.714	$16.380	$9.039	30%	$13.334	81%
Other Expenses (income)
Finance costs	$8.619	$6.034	$3.218	$2.585	43%	$2.816	88%
Foreign exchange loss (gain)	(0.267)	1.198	0.494	(1.466)	(122)%	0.704	143%
Impairment	—	—	0.601			(0.601)	(100)%
Business acquisition costs and other expenses	0.346	1.812	9.880	(1.465)	(81)%	(8.068)	(82)%
Fair value loss on derivatives	6.040	—	—	6.040	100%	—	— %
Other income	(7.126)	(2.932)	(0.168)	(4.194)	143%	(2.764)	1645%
Loss before tax	$46.364	$35.825	$30.405	$10.539	29%	$5.420	18%
Current tax expense (recovery)	$0.157	$(0.296)	$(0.182)	$0.453	(153)%	$(0.114)	63%
Deferred tax (recovery) expense	(1.822)	(0.668)	2.692	(1.154)	173%	(3.360)	(125)%
Net loss for the period	$44.699	$34.861	$27.895	$9.838	28%	$6.966	25%

26 | Management’s Discussion and Analysis

Revenue

In the following tables, revenue is disaggregated by nature and timing of revenue recognition. See Segment Reporting Information in Note 4 to the Annual 2021 and 2020 Financial Statements for further information on revenue by location.

Years ended December 31,

Major Service Line	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%
AssetCare Initialization	$1.250	$7.689	$5.965	$(6.439)	(84)%	$1.724	29%
AssetCare Solutions	23.462	12.809	2.940	10.653	83%	9.869	336%
Engineering Services	0.885	6.430	9.436	(5.545)	(86)%	(3.005)	(32)%
Total	$25.597	$26.928	$18.340	$(1.331)	(5)%	$8.588	47%

The material factors driving the Company’s 83% increase in AssetCare Solutions revenues from 2020 to 2021 are the increase in subscription and post-contract support and maintenance revenues related to AssetCare Solutions that were initialized in 2019 and 2020 and new customer contracts to provide engineering services involving the use of AssetCare. These solutions contributed to AssetCare Solutions revenues as the Company provided ongoing service in 2021.

Timing of revenue recognition	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%
Revenue recognized over time	$24.423	$18.551	$12.375	$5.872	32%	$6.176	50%
Revenue recognized at point in time upon completion	1.174	8.377	5.965	(7.202)	(86)%	2.412	40%
Total	$25.597	$26.928	$18.340	$(1.331)	(5)%	$8.588	47%

Revenues for the year ended December 31, 2021 were $25.597 million, compared to $26.928 million for the same period in 2020, a decrease of $1.331 million, or 5%, primarily due to $6.439 million lower AssetCare Initialization and $5.545 million lower Engineering Services, partially offset by $10.653 million higher sales from AssetCare Solutions. The overall decrease in revenue is primarily attributable to interruptions and delays in the delivery of these service caused by COVID-19.

For the year ended December 31, 2020, revenues increased by $8.588 million, to $26.928 million from $18.340 million for the same period in 2019. The increase was due to an increase of $9.869 million in AssetCare Solutions, and higher AssetCare Initialization of $1.724 million due to an increase of customers onboarded during 2020, partially offset by lower Engineering Services of $3.005 million attributable to COVID-19 delays performing in-person engineering services.

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organizational structure and how the information is reported to the CEO on a regular basis. The Company’s revenue is generated from its customers in Canada, the United States of America, Asia-Pacific, Europe, and the Middle East and Africa. The Company’s assets primarily reside in North America and Australia. See “Risk Factors” in the Company’s Annual Information Form for further discussion on the risks and uncertainties that the Company believes may materially affect the Company’s future performance, including total revenue.

27 | Management’s Discussion and Analysis

The Company’s revenue by location of the ultimate customer or consumer of product solution are as follows:

		Year ended December 31,
	2021	2020	2019
Canada	$10.734	$13.833	$10.890
United States	6.564	5.691	7.451
Japan	5.850	6.447	—
Australia	0.994	0.152	—
Other	1.455	0.805	—
Total revenue	$25.597	$26.928	$18.341

The table below presents significant customers who accounted for greater than 10% of total revenues for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
Customer A	Less than 10%	13.6%	n/a
Customer B	Less than 10%	13.1%	11.0%
Customer C	11.3%	Less than 10%	20.0%
Customer D	10.7%	Less than 10%	n/a

Cost of Sales, Gross Profit, Gross Margin %

Years ended December 31,

	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%
Cost of Sales	$9.684	$10.282	$7.583	$(0.598)	(6)%	$2.699	36%
Gross Profit	15.913	16.647	10.757	(0.733)	(4)%	5.890	55%
Gross Margin %	62.2%	61.8%	58.6%		1%		3%

Cost of sales for the year ended December 31, 2021 were $9.684 million, a decrease of 6% from the same period in 2020 of $10.282 million, in line with the overall decrease in revenue of 5%. Gross margin % was relatively flat year over year.

Cost of sales for the year ended December 31, 2020 increased to $10.282 million from $7.583 million for the year ended December 31, 2019. Gross profit for the year ended December 31, 2020 increased to $16.647 million from $10.757 million for the year ended December 31, 2019 due to a change in revenue types and significantly higher revenues.

28 | Management’s Discussion and Analysis

Expenses

Years ended December 31,

Expenses	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%
Salaries, wages and benefits	$21.692	$20.885	$10.314	$0.807	4%	$10.571	102%
Sales and marketing	1.377	1.536	3.167	(0.159)	(10)%	(1.631)	(51)%
Research and development	3.179	1.078	0.498	2.101	195%	0.580	116%
General and administration	8.539	5.742	3.295	2.797	49%	2.447	74%
Professional and consulting fees	9.085	8.886	4.352	0.199	2%	4.534	104%
Share-based compensation	1.868	1.454	1.468	0.414	28%	(0.014)	— %
Depreciation and amortization	8.925	6.778	4.044	2.147	32%	2.734	68%
Total	$54.665	$46.360	$27.138	$8.305	18%	$19.222	71%

Total expenses for the year ended December 31, 2021 increased by 18% or $8.305 million compared with the same period in 2020. For the year ended December 31, 2020, total expenses increased 71% or $19.222 million, compared to the same period in 2019. The most significant changes for the periods presented are as follows:

•

General and administration expenses, which typically consist of public company fees, bad debt expense, rent expense, and recruitment costs, increased by 49% or $2.797 million in 2021 compared to 2020, primarily due to an increase in the loss allowance of $1.162 million related to uncollectible receivables, and $1.000 million associated with the Company’s NASDAQ listing, combined with costs associated with a full year of the Company’s ownership of its kanepi subsidiary that were not present in the year ended December 31, 2020. General and administration expenses increased by 74% or $2.447 million for the year ended December 31, 2020 compared to the year ended December 31, 2019, primarily due to facilities and overhead costs associated with a full year of ownership of its subsidiaries including mCloud Technologies Services (“MTS”), acquired in Q3 2019, Construction Systems Associates, Inc. USA (“CSA”), acquired in Q1 2020, and kanepi, acquired in Q4 2020.

•

Depreciation and amortization expenses increased by 32% or $2.147 million in 2021 compared to 2020, attributable to a full year of amortization of intangibles acquired through business and asset acquisitions in Fiscal 2020. Depreciation and amortization expenses increased by 68% or $2.734 million in 2020 compared to 2019, due to amortization of intangibles assets acquired through acquisitions of Agnity, MTS and CSA.

•

The Company’s customers use its software to monitor their assets and rely on the Company to provide updates and releases as part of its software maintenance and support services. While the Company has not developed a formal research and development policy, the Company is and has been engaged with a number of research and development initiatives as a part of its ongoing effort to continually update its software and develop new products. Research and development expenses increased by $2.101 million in 2021 compared to 2020, due to ongoing development and investments in AssetCare Mobile, IAQ Badge and 3D technologies. Research and development expenses increased by $0.580 million in 2020 compared to 2019, due to the development of AssetCare project investments.

29 | Management’s Discussion and Analysis

•

Professional and consulting expenses increased by $0.199 million in 2021 compared to 2020, due to the Company retaining more consultants for various accounting and professional service functions that were previously performed by employees in 2020, combined with the costs associated with a full year of the Company’s ownership of its kanepi subsidiary. Professional and consulting expenses increased by $4.534 million in 2020 compared to 2019, attributable to professional legal and advisory, as well as accounting and valuation services related to business acquisitions and financings completed during the year.

•

For the year ended December 31, 2021, salaries, wages and benefits were flat year over year, compared to the same period in 2020. Salaries, wages and benefits increased by 102% or $10.571 million in 2020 compared to 2019, due to higher headcount attributable to acquisitions of CSA and kanepi, combined with added personnel in the asset purchase of AirFusion.

•

The above noted increases were partially offset by a decrease in the Company’s sales and marketing costs by 10% or $0.159 million due to lower marketing spending early in 2021, as the pandemic curtailed industry activity and the Company elected to spend less. This decrease in spending was partially offset by the mCloud Connect event that took place in 2021. For the year ended December 31, 2020, sales and marketing decreased by 51% or $1.631 million compared to the same period in 2019, due to the curtailment of activities attributable to ongoing COVID-19 restrictions.

Other Expenses (Income)

Years ended December 31,

Other expenses (income)	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%
Finance costs	$8.619	$6.034	$3.218	$2.585	43%	$2.816	88%
Foreign exchange loss (gain)	(0.267)	1.198	0.494	(1.465)	(122)%	$0.704	143%
Impairment of intangible asset	—	—	0.601	—	— %	$(0.601)	(100)%
Business acquisition costs and other expenses	0.346	1.812	9.880	(1.466)	(81)%	$(8.068)	(82)%
Fair value loss on derivatives	6.040	—	—	6.040	— %	$—	— %
Other income	(7.126)	(2.932)	(0.168)	(4.194)	143%	$(2.764)	1645%
Total	$7.612	$6.111	$14.025	$1.500	25%	$(7.914)	4713%

Other expenses (income) increased by $1.500 million during the year ended December 31, 2021, compared to the same period in 2020. For the year ended December 31, 2020, Other expenses (income) decreased $7.914 million, compared to the same period in 2019. The primary driver for these changes are as follows:

30 | Management’s Discussion and Analysis

•

Finance costs increased by $2.585 million during the year ended December 31, 2021, compared to the same period in 2020, due to increased interest and transaction costs associated with the 2021 Convertible Debentures, which were converted in Q3 2021, along with interest and fees on new borrowings, partially offset by lower interest on repaid borrowings. Finance costs increased by $2.816 million for the year ended December 31, 2020, compared with the same period in 2019, due to higher interest expense on the 2019 Convertible Debentures, with the funds used for business acquisitions.

•

Foreign exchange was a gain of $0.267 million for the year ended December 31, 2021, compared to a loss of $1.198 million for the same period in 2020, due to an increase in US denominated financings in 2021. For the year ended December 31, 2020, the foreign exchange loss increased by $0.704 million to $1.198 million from $0.494 million for the same period in 2019, as a result of the timing of cash receipts and payments.

•

During the year ended December 31, 2021, the Company determined that the amount of the contingent consideration recognized at the date of acquisition of CSA would not be payable as the operational performance metrics were not achieved. In addition, the fair value of the contingent consideration recognized at the date of acquisition for kanepi remeasured based on management’s estimate of the likelihood the performance metrics would be met by October 2022, resulting in a decrease in fair value and an offsetting amount recognized as other income, presented as business acquisition costs and other expenses. For the year ended December 31, 2019, business acquisition costs included $9.870 million incurred as transaction costs in connection with acquisitions including consulting fees, legal and professional fees and fair value of $8.880 million for 800,000 common shares issued for brokering and due diligence services.

•

Fair value changes in derivatives were a loss of $6.040 million for the year ended December 31, 2021. These are non-cash losses as a result of the conversion of the 2021 Convertible Debenture into common shares and warrants. The initial fair value loss on the convertible debentures along with losses on modification and remeasurement of the financial liability, partially offset by gains on the remeasurement of the warrant liability from date of issuance on August 13, 2021 to December 31, 2021 are the primary drivers of this amount. The additional element of these fair value changes in derivatives relates to the remeasurement of warrant liabilities issued in November 2021, at December 31, 2021.

•

Other Income increased by $4.194 million for the year ended December 31, 2021, to $7.126 million from $2.932 million for the same period in 2020. The majority of Other Income includes wage and rent subsidies received from the Canadian government and low-interest loans from the US government, which were partially forgiven in 2021 and 2020. Also, during the year ended December 31, 2021, contingent consideration associated with the acquisition of CSA and kanepi was determined not to be payable and as such $1.010 million was recognized in Other Income. For the year ended December 31, 2020, Other Income increase by $2.764 million compared to the same period in 2019, primarily due to wage subsidies and benefits from low-interest loans received from US and Canadian government COVID-19 relief programs.

31 | Management’s Discussion and Analysis

Current and Deferred Income Taxes

Years ended December 31,

Expenses	2021	2020	2019	2021 vs 2020 Change $	2021 vs 2020%	2020 vs 2019 Change $	2020 vs 2019%

Current tax expense (recovery)	$0.157	$(0.296)	$0.182	$0.453	(153)%	$(0.478)	(262)%
Deferred tax expense (recovery)	$(1.822)	$(0.668)	$(2.692)	$(1.154)	173%	$2.024	(75)%

For the year ended December 31, 2021, current tax expense was $0.157 million compared to a current tax recovery of $0.296 million, compared to the same period in 2020. The increase in current tax expense of $0.453 million was due to taxes owing attributable to taxable income in the US operations. For the year ended December 31, 2020, current taxes decreased by $0.478 million from a current tax expense of $0.182 million for the same period in 2019, attributable to the carry back of 2020 tax losses for refunds of past taxes paid.

For the year ended December 31, 2021, the Company recorded a deferred tax recovery of $1.822 million compared with a deferred tax recovery of $0.668 million, for the same period in 2020. The increase in the deferred tax recovery was primarily due to foreign tax rate and other foreign tax differences. For the year ended December 31, 2020, the deferred tax recovery decreased by $2.024 million, to $2.692 million for the same period in 2019. The decrease was due to the recognition of deferred tax assets, recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of convertible debentures.

The Company has net operating losses of approximately USD$60.9 million and non-capital losses of C$70.2 million (December 31, 2020 - USD$44.1 million and C$49.6 million) which are available to reduce future year’s taxable income in the United States and Canada, respectively. The net operating losses will commence to expire in 2029 while the non-capital losses will commence to expire in 2027 if not utilized.

The Company has foreign tax losses in various jurisdictions of C$2.3 million (December 31, 2020 - C$1.2 million) which are available to reduce future year’s taxable income in their respective countries. The losses vary in expiry from five years to indefinite life.

The investment tax credit balance is C$0.5 million (December 31, 2020 - C$0.5 million) which is available to reduce future year’s taxes payable in Canada. The investment tax credits begin to expire in 2022 if not utilized.

32 | Management’s Discussion and Analysis

Review of Quarter Financial Results

Revenue

In the following tables, revenue is disaggregated by nature and timing of revenue recognition.

Three months ended December 31,

Major Service Line	2021	2020	Change $	Change %

AssetCare Initialization	$0.173	$2.672	$(2.499)	(94)%
AssetCare Solutions	3.886	5.546	(1.660)	(30)%
Engineering Services	0.111	1.005	(0.894)	(89)%
Total	$4.170	$9.223	$(5.053)	(55)%

Timing of revenue recognition	2021	2020	Change $	Change %

Revenue recognized over time	$4.073	$4.757	$(0.684)	(14)%
Revenue recognized at point in time upon completion	0.097	4.466	(4.369)	(98)%
Total	$4.170	$9.223	$(5.053)	(55)%

For the three months ended December 31, 2021, total revenue was $4.170 million, a decrease of $5.053 million, compared to $9.223 million for the same period in 2020. This decrease is attributable the resurgence of the “Omicron” COVID-19 variant and the return of stricter COVID-19 restrictions, which led to a decrease of $2.499 million and $1.660 million, respectively, in revenues generated from the AssetCare Initialization and AssetCare Solutions categories, combined with a decrease of $0.894 million in revenues generated from Engineering Services. These revenue streams are dependent on performing in-person services and have been impacted by the COVID-19 restrictions.

Cost of Sales, Gross Profit, Gross Margin %

Three months ended December 31,

	2021	2020	Change $	Change %

Cost of Sales	$1.507	$3.579	$(2.072)	(58)%
Gross Profit	2.664	5.644	(2.981)	(53)%
Gross margin %	63.9%	61.2%		4%

Cost of sales for the three months ended December 31, 2021 were $1.507 million, a decrease of 58% from $3.579 million for the same period in 2020, primarily due to a decrease of in-person services related to tighter COVID-19 restrictions in the last quarter of the year. For the three months ended December 31, 2021, gross profit decreased by $2.981 million to $2.664 million from $5.644 million for the same period in 2020, primarily due to a decrease in revenues of $5.053 million, partially offset by a decrease in cost of sales by $2.072 for the reasons noted above.

33 | Management’s Discussion and Analysis

Expenses

Three months ended December 31,

Expenses	2021	2020	Change $	Change %

Salaries, wages and benefits	$5.608	$4.486	$1.122	25%
Sales and marketing	0.400	0.304	0.096	32%
Research and development	1.105	0.323	0.782	242%
General and administration	4.187	1.924	2.263	118%
Professional and consulting fees	2.446	2.090	0.356	17%
Share-based compensation	0.684	0.427	0.257	60%
Depreciation and amortization	2.146	1.917	0.229	12%
Total	$16.576	$11.471	$5.105	45%

Total expenses for the three months ended December 31, 2021 increased by 45% or $5.105 million compared with the same period in 2020. The most significant changes between 2021 and 2020 are as follows:

•

General and administration expenses increased by 118% or $2.263 million primarily as the result of costs associated with the Company’s NASDAQ listing, which occurred in November 2021, combined with a bad debts provision.

•

Research and development expenses increased by $0.782 million in Q4 2021 compared with 2020, related specifically to the ongoing development of AssetCare Mobile, “IAQ” Badge and 3D technologies. Spending in prior year was curtailed as a means of conserving cash.

•

Professional and consulting expenses increased by 17% or $0.356 million, primarily related to increased costs for professional services associated with the general efforts to raise capital to explore current and future acquisition opportunities, perform technical accounting and advisory fees and prepare and file the Company’s prospectus supplements. Consultants filled positions in 2021 that were previously held by employees in 2020.

•

Salaries, wages and benefits costs increased by 25% or $1.122 million, primarily due to a full year of the costs associated with a full year of the Company’s ownership of its kanepi subsidiary, as compared with the prior year when kanepi was acquired in October 2020. This was partially offset by the use of consultants in 2021 for tasks previously performed by employees in 2020.

•

Depreciation and amortization non-cash costs increased by 12% or $0.229 million for Q4 2021. These changes were related to intangible assets which were acquired as part of business and assets acquisitions completed throughout Fiscal 2020 acquired from CSA, and the intangible assets acquired as part of the Company’s acquisition of kanepi.

•

Sales and marketing costs increased by 32% mainly as a result of investments by the Company to explore opportunities in the AssetCare solutions across all industries and in particular, in the IAQ space.

34 | Management’s Discussion and Analysis

Other Expenses (Income)

Three months ended December 31,

Other expenses (income)	2021	2020	Change $	Change %
Finance costs	$2.724	$1.694	$1.030	61%
Foreign exchange loss (gain)	(0.041)	1.583	(1.624)	(103)%
Business acquisition costs and other expenses	0.023	0.501	(0.478)	(95)%
Fair value gain on derivatives	(3.075)	—	(3.075)	— %
Other income	(1.654)	(0.971)	(0.683)	70%
Total	$(2.023)	$2.807	$(4.830)	(172)%

Total other expenses (income) decreased by $4.830 million in the three months ended December 31, 2021. The primary drivers are as follows:

•	Finance costs increased by $1.030 million for the three months ended December 31, 2021, due to higher interest and fees on new borrowings.

•

Foreign exchange changed from a loss of $1.583 million for the comparative period in 2020 to a gain of $0.041 million in Q4 2021. These movements were the result of the timing of cash receipts and payments, combined with the USD public offering that closed in the last quarter of 2021.

•

Fair value changes in derivatives constituted a gain of $3.075 million for the three months ended December 31, 2021. These non-cash changes relate to the fair value adjustment for the warrants and was partially offset by the remeasurement of warrant liabilities, issued in November 2021, being revalued at December 31, 2021.

•

Other Income increased by $0.683 million for the three months ended December 31, 2021. The majority of Other Income includes wage and rent subsidies received from the Canadian government and low-interest loans from the US government which have been partially forgiven in the periods.

Current and Deferred Income Taxes

Three months ended December 31,

Expenses	2021	2020	Change $	Change %
Current tax expense (recovery)	$ (0.704)	$(0.397)	$ (0.307)	77%
Deferred tax expense (recovery)	$ (0.854)	$0.682	$ (1.535)	(225)%

For the three months ended December 31, 2021, the Company recorded a current tax recovery of $0.704 million, an increase of $0.307 million, compared to $0.397 million for the same period in 2020.

Deferred tax recovery was $0.854 million for the three months ended December 31, 2020, a decrease of $1.535 million from a deferred tax expense $0.682 million, for the same period in 2019.

35 | Management’s Discussion and Analysis

SUMMARY OF QUARTERLY RESULTS

The Company’s selected financial information for the last eight completed fiscal quarters is shown in the table below. Accounting policies under IFRS were consistently applied across all periods.

For the quarter ended:	Q4 2021(2)	Q3 2021 (1)	Q2 2021 (1)	Q1 2021 (1)	Q4 2020(2)	Q3 2020	Q2 2020	Q1 2020
Total revenue	$4.171	$7.434	$6.556	$7.436	$9.223	$6.137	$5.010	$6.558

Net loss	10.331	15.616	9.000	9.752	8.918	8.713	9.353	7.878

Net loss - mCloud shareholders	10.095	15.466	8.930	10.271	9.302	9.417	9.707	8.021

Basic and diluted loss per share	$0.73	$1.22	$0.88	$1.12	$1.02	$1.15	$1.53	$1.47
Total assets	$72.106	$74.706	$80.586	$75.996	$77.319	$68.113	$64.349	$67.869
Total non-current financial liabilities	$1.513	$12.978	$24.565	$43.440	$33.443	$33.319	$37.223	$32.795

(1) The results for each of the quarters ended March 31, June 30 and September 30, 2021 have been corrected, which impacted revenue, current and non-current long-term accounts receivables; deferred revenue, and correspondingly, impacted net loss and net loss attributable to mCloud shareholders and related loss per share attributable to mCloud shareholders - basic and diluted. During the quarters ended:

•

March 31, 2021, decreased revenue and increased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.945 million ($0.10 per share);

•

June 30, 2021, decreased revenue and increased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.652 million ($0.13 per share);

•

September 30, 2021, increased revenue and decreased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.098 million ($0.01 per share).

(2) The Company has corrected net loss and other comprehensive loss attributable to mCloud shareholders and non-controlling interest for the years ended, 2020 and 2021. This resulted in a reclassification between net loss attributable to mCloud shareholders and non-controlling interest, other comprehensive loss attributable to mCloud shareholders and non-controlling interest and impacted basic and diluted loss per share for the quarters ended December 31, 2020 and December 31, 2021. During the quarters ended:

•

December 31, 2020, net loss attributable to mCloud shareholders decreased by $0.423 million, net income attributable to noncontrolling interest decreased by $0.423 million, and loss per share attributable to mCloud shareholders - basic and diluted decreased by $0.05 per share.

•

December 31, 2021, net loss attributable to mCloud shareholders increased by $0.433 million, net loss attributable to non-controlling interest decreased by $0.433 million and loss per share attributable to mCloud shareholders - basic and diluted increased by $0.03 per share.

See Basis of Presentation in Note 2 to the Annual 2021 Financial Statements for further information.

Total revenue was $4.171 million in Q4 2021, a decrease of $5.053 million, compared to $9.223 million in Q4 2020. This decrease is attributable to lower revenues as a result of COVID-19 restrictions.

Net losses in Q4 2021 increased to $10.331 million compared to a net loss of $8.918 million in Q4 2020, resulting in a change of $1.413 million quarter over quarter, primarily attributable to a decrease of $5.053 million of revenue due to COVID-19 restrictions and delays. These were partially offset by a change in other expenses (income) of $4.830 million primarily related to fair value gain on derivatives. Net losses in Q4 2021 decreased to $10.331 million compared to a net loss of $15.616 million in Q3 2021, primarily due to a non-cash derivative loss on the 2021 Convertible Debentures, partially offset by higher revenues in Q3 2021.

36 | Management’s Discussion and Analysis

Basic and diluted net loss per share of $0.73/share in Q4 2021, was a decrease of $0.29/share, from $1.02/share in Q4 2020. This decrease was primarily attributable to the lower net loss as described above, combined with the increase in share count as a result of the conversion of the 2021 Convertible Debentures in Q3 2021. See “Year in Review – Financing” for further discussion on the 2021 Convertible Debentures and the Company’s listing and public offering on the NASDAQ.

CAPITAL RESOURCES

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions including the impact of the ongoing pandemic, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.

Analysis of Cash Flows

On December 31, 2021, the Company had $4.588 million in cash ($1.111 million as at December 31, 2020; $0.529 million as at December 31, 2019). All cash was held in bank accounts, primarily with Canadian and US banks.

The following table summarizes cash inflows and outflows for the periods shown.

Cash provided by (used in):	2021	2020	2019
Operating activities	$(28.330)	$(24.856)	$(14.516)
Investing activities	(1.064)	(6.395)	(20.732)
Financing activities	32.927	31.857	34.465
Increase in cash, before effect of exchange rate fluctuation	$3.533	$0.606	$(0.784)

Cash flows used in operating activities increased to $28.330 million in 2021 compared with $24.856 million in 2020, primarily as a result of a higher net loss in 2021. This was partially offset by increased Other Income and more non-cash charges in 2021 compared with 2020. Cash flow from operations can vary significantly from period to period as a result of the Company’s working capital requirements which are dependent on operations and increased spending to grow the Company and expand its presence in the market. Cash flows used in operating activities for the year ended December 31, 2020 increased to $24.856 million, from $14.516 million for the same period in 2019, due to increased spending to expand the Company’s presence in markets.

Cash flows used in investing activities decreased in 2021 to $1.064 million compared with $6.395 million in 2020, as there were no acquisitions in 2021 compared to 2020, during which time kanepi was acquired along with assets from AirFusion. This was partially offset by higher spending in 2021 on the acquisition of property and equipment and the development of intangible assets compared with 2020. This spending was focused on furthering development of new AssetCare products. Cash used in investing activities was $6.395 million for the year ended December 31, 2020 as compared $20.732 million for the same period in 2019, a net decrease of $14.337 million, due to the acquisitions of CSA, AirFusion, kanepi and ongoing development of the Company’s technology. For the same period in 2019, the cash used in investing activities primarily related to the acquisition of MTS.

37 | Management’s Discussion and Analysis

Cash flows provided by financing activities increased to $32.927 million for the year ended December 31, 2021 compared with $31.857 million for the year ended December 31, 2020. The net increase was primarily attributable to the brokered public offering of $12.281 million, net of transaction costs, in conjunction with the Company’s NASDAQ listing, combined with an increase in net proceeds received from bank indebtedness, partially offset by net proceeds received, after transaction costs, for warrants issued in 2020. For the year ended December 31, 2020, the Company had net cash received of $31.857 million compared with net cash received of $34.465 million for the same period in 2019, a net decrease of $2.608 million. The decrease is primarily due to the issuance of the 2019 Convertible Debentures, partially offset by cash flows received from public offerings, debentures and special warrants during the year ended December 31, 2020.

Factoring and Security Agreement with Nations Interbanc

Under a factoring and security agreement with Nations Interbanc (“Nations”), Agnity Communications Inc.(“Agnity”), an entity controlled by the Company, receives advances up to a maximum of US$2 million from Nations for providing them the right to collect cash flows from factored accounts receivable and charges a fee for this service. This is a financing agreement and the accounts receivables factored still carry credit risk, are not sold, and are not derecognized from Agnity’s statement of financial position. Nations charges a factoring fee of 1.5% of the gross face invoice amount for the first 30 days and a daily proration of 0.06% per day thereafter. The amount of funds advanced varies and is dependent on the cash requirements of Agnity.

The MasterCard Facility

The Company’s credit facility with MasterCard (the “MasterCard Facility”) with a total limit of $0.425 million provides cash security to MasterCard held on deposit for expenses outstanding on the Company issued credit cards. As at December 31, 2021, the MasterCard Facility was drawn to $0.297 million (December 31, 2020 - $0.601 million).

Short-Form Base Shelf Prospectus

On April 28, 2020, the Company filed a final short form base shelf prospectus which allows the Company to offer, from time to time, over a 25-month period, common shares, preferred shares of any series, senior or subordinated secured or unsecured debt securities, subscription receipts, warrants, and units comprised of one or more of the aforementioned securities, with an aggregate value of up to $200 million. Securities may be offered separately or together, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement. This final short form base shelf prospectus was updated and refiled with the British Columbia Securities Commission on November 18, 2021 and with the US Securities and Exchange Commission on Form F-10/A on November 19, 2021 in connection with the Company’s listing to the NASDAQ.

On November 26, 2021, a supplement was filed in connection with the November 18, 2021 prospectus through which the Company offered 2,100,000 units at a price of US$4.50 per unit. Each unit consisted of one common share in the capital of the Company and one transferable common share purchase warrant. Each warrant is exercisable to purchase one common share at a price of US$4.75 per share up to November 29, 2026, being five years after the closing date of November 29, 2021.

38 | Management’s Discussion and Analysis

LIQUIDITY

The principal liquidity needs of the Company are for working capital requirements, debt servicing and repayment obligations, and costs associated with the growth of the business. The Company is exposed to liquidity risk which is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements, reducing costs were possible given the status of the COVID-19 pandemic, and applying for any available government funding to support its business. The Company generally relies on funds generated from operations and external financing to provide sufficient liquidity to meet budgeted operating requirements. The Company assesses its liquidity on an ongoing basis based on current market factors, and cannot make any statements regarding any known trends or fluctuations likely to affect the Company’s liquidity beyond standard market conditions. See Note 26 of the Financial Statements for further discussion on the Company’s liquidity risk.

The Company’s ability to fund current and future operations is dependent on its ability to generate sources of cash through positive cash flows from operations combined with equity and/or debt financing as needed, including, but not limited to the ATB Facility.

Based on its current business plan and the impacts of COVID-19, the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to the repayment of the 2019 Convertible Debentures, operations, working capital and general corporate purposes. The Company updates its forecast regularly and considers additional financial resources as appropriate. Additionally, the shares in the capital of the Company became dually listed and began trading on the NASDAQ on November 24, 2021. See “Year in Review – Financing” for further discussion on the Company’s NASDAQ listing. The Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, while balancing this with the re-opening from pandemic restrictions, which is expected to increase revenues and operating cash flows.

To date, the Company received wage subsidies totaling $5.817 million and rent subsidies of $1.120 from the Canadian Government. During the year ended December 31, 2021, wage and rental subsidies of $4.202 million were included in Other Income in the 2021 Financial Statements. To date, the Company received low-interest government loans totaling $1.961 million under the Paycheck Protection Program (the “PPP”) with the US Government, which ceased on May 31, 2021, to help alleviate the negative economic impacts on COVID-19 to its business. During the year ended December 31, 2021, other income of $1.825 million was recognized associated with these loans as they represent government grants.

The outbreak of the COVID-19 pandemic and the measures adopted by governments in countries worldwide to mitigate the pandemic’s spread have impacted the Company. These measures required the Company to restrict deployment of technical services due to the in-person nature of these activities and delay the start of certain projects for a duration of the year. This negatively impacted the Company’s financial performance and liquidity position.

During the year ended December 31, 2021, the Company generated a net loss of $44.699 million and negative cash flows from operating activities of $28.330 million. At December 31, 2021, the Company had a working capital deficiency of $42.108 million. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities.

Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency. The most significant cash outflows included in current liabilities include the repayment of the 2019 Convertible Debentures of $23.458 million; loans and borrowings of $11.764 million including principal and interest payments; payment of trade and other payables of $12.421 million and payments associated with leases of approximately $1 million.

39 | Management’s Discussion and Analysis

Based on the Company’s liquidity position at the date of authorization of this annual MD&A and considering the uncertainty surrounding the impact of the pandemic, management estimates that it will need additional financing to meet is financial obligations. The Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with expand its operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of December 31, 2021, March 31, 2022, and June 30, 2022 and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.

As a result, these factors are indicators that material uncertainties exist that raises significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, 12 months from the end of Q2 2022. Management has considered the following in its assessment that the going concern assumption remains appropriate:

•	the plan for the repayment of the 2019 Convertible Debentures;

•	the repayment of the term loan in full on or before October 31, 2022;

•	the likelihood that undrawn funds under the revolving operating facility will be available and will not be required to be repaid;

•	the required cash principal and interest payments on indebtedness;

•	the likelihood of payments required under contingent consideration arrangements;

•

cash inflows from current operations, expected government assistance in the form of wage and rent subsidies, and expected increases in revenues and cash flows resulting from new revenue contracts expected over the next 12 months due to the anticipated reduction of COVID-19 related restrictions; and

•	future debt and equity raises.

Management also considered cash inflows from current operations, expected government assistance in the form of wage and rent subsidies, and expected increases in revenues and cash flows resulting from new revenue contracts expected over the next twelve months due to the anticipated reduction of COVID- 19 related restrictions in determining that the going concern assumption remains appropriate.

40 | Management’s Discussion and Analysis

Contractual Obligations and Commitments

Below is a summary of the Company’s contractual obligations and commitments as at December 31, 2021.

At December 31, 2021	Undiscounted Contractual Cash Flows

Contractual Obligations	< 1 year	1 – 2 years	> 2 years	Total

Bank indebtedness [1]	$3.460	$—	$—	$3.460

Trade payables and accrued liabilities	12.421	—	—	12.421

Loans and borrowings [2]	11.764	0.786	—	12.550

Lease liabilities [3]	0.522	0.534	0.179	1.235

2019 Convertible Debentures	24.630	—	—	24.630

2021 Convertible Debentures	0.008	0.103	—	0.111

Warrant liabilities [4]	0.710	—	—	0.710

Business acquisition payable	1.399	—	—	1.399

Contractual obligations	$54.913	$1.423	$0.179	$56.516

At December 31, 2021	Undiscounted Contractual Cash Flows

Commitments	< 1 year	2 - 3 years	4 - 5 years	More than 5 years	Total

Variable lease payments [5]	0.397	0.478	0.125	0.013	1.013
Lease payments related to leases which have not yet commenced [6]	0.105	2.589	2.763	12.636	18.093
Commitments	$0.501	$3.067	$2.888	$12.649	$19.106

[1]	No contractual maturity, due on demand. Excludes interest charged on facility.

[2]

Includes term loan with a carrying value of $9.276 classified as current due to covenant breach. Assuming term loan is repaid in accordance with agreement to maturity, the undiscounted contractual cash flows for loans and borrowings would be $2.934 million, $5.472 million, and $4.144 million, respectively for the periods presented above.

[3]	Variable costs payable under lease agreements are not included in this amount. Minimum payment related to leases which have not yet commenced are not included in this amount.

[4]	Majority of liability will be settled by issuing common shares when warrants are exercised during the year. The remaining amount may be settled in cash or common shares of Agnity.

[5]	Variable lease payments associated with lease liabilities.

[6]

In October 2021, the Company executed a 12-year lease for office space in Calgary, Alberta. Base rent and estimated common expense payments commence in December 2022, preceded by a fixturing period which the Company will use to build out the space. The Company will receive a tenant improvement allowance which is expected to cover the majority of the costs.

41 | Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A description of the Company’s financial instruments and the financial risks that the Company is exposed to and management of these risks can be found in Notes 25 and 26, respectively, of the Company’s 2021 Financial Statements.

Fair Values

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, other liabilities, business acquisition payable, and due to related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings, and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations or their interest rate approximates market rate. There has been no significant change in credit and market interest rates since the date of their issuance. The derivative asset is carried at fair value and revalued at each reporting date.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk Management

The Company’s board of directors has overall responsibility for determining the Company’s capital and risk management objectives and policies, while retaining ultimate responsibility for ensuring the successful execution of such objectives and policies. The Company’s overall capital and risk management program has not changed throughout the year. This program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the Company’s finance department under policies approved by the Company’s board of directors. The finance department identifies and evaluates financial risks in close cooperation with the Company’s senior management team.

Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Credit risk is limited to the following instruments and the Company’s maximum exposure to credit risk is the carrying value of the financial assets.

The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the creditworthiness of its customers by performing background checks on all new customers. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are established based on forward-looking information and revised when there are changes in circumstances that would create doubt over the receipt of funds. Such reviews are conducted on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. Accounts receivable are completely written off once management determines the probability of collection to be remote.

42 | Management’s Discussion and Analysis

Trade and other receivables, unbilled revenue and long-term receivables are from individual customers and are not assessed based on external credit rating agencies. The Company uses a provision matrix to measure the lifetime expected credit loss (“ECL”) of these balances. Receivables are grouped based on similar credit risk profiles and days past due. Loss rates are based on actual credit loss experience and reflect the forward looking conditions over the expected life of the receivable.

Market risk

This is the risk that changes in market prices such as interest rates or foreign exchange rates will affect the Company’s results or value as a result of holding these financial instruments. The object of market risk management is to manage and control market risk exposures within acceptable parameters given the nature of the business.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its credit facility. Management does not believe interest rate risk is currently material to its business.

Foreign Currency Risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency rates and the degree of volatility of these rates. The Company conducts its business in Canada, Asia-Pacific, the United States and Europe, the Middle East and Africa, which gives rise to exposure to markets from changes in foreign currency rates. Currently, the Company does not use derivative instruments or other measures to reduce its exposure to foreign currency risk.

At December 31, 2021, the C$ equivalent carrying amount of the Company’s US$ denominated monetary assets and liabilities was $14.554 million (December 31, 2020 - $8.291 million) and $11.685 million (December 31, 2020 - $16.399 million), respectively. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between C$ and US$ would impact the net loss for the period by approximately $0.143 million (December 31, 2020 - $0.405 million).

TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s related parties include its subsidiaries, its non-controlling interest, an entity related to its non-controlling interest and key management personnel. The Company’s related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

43 | Management’s Discussion and Analysis

Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as key officers, executives and directors of the Company. For the three months and years ended December 31, 2021, and 2020, the contractual and discretionary compensation awarded to key management personnel, including director fees, is as follows:

	Three months ended December 31		Year ended December 31
	2021	2020	2021	2020	2019
Salaries, fees and short-term benefits	$0.564	$0.404	$1.614	$1.683	$1.460
Share-based compensation	0.181	0.096	0.432	0.628	0.388
	$0.745	$0.500	$2.046	$2.311	$1.849

As at December 31, 2021, amounts due to key management personnel for salaries, director fees, and short-term benefits was $0.122 million (December 31, 2020 - $0.116 million; December 31, 2019 - $Nil). In addition, at December 31, 2021, the Company owed $0.031 million (December 31, 2020 - $0.033 million; December 31, 2019 - $Nil) to an officer of the Company for an unsecured, non-interest bearing amount as reimbursement for expenses incurred during the normal course of business.

Other Transactions and Balances

As at December 31, 2021, the Company had $0.234 million (December 31, 2020 - $0.813 million) due to an entity controlled by the principal owner of Agnity for the purchase of assets. The amount is unsecured, non-interest bearing and due on demand.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $3.765 million during the year ended December 31, 2021 (year ended December 31, 2020 - $2.533 million; December 31, 2019 - $1.630 million). As at December 31, 2021, the Company owed the entity $1.112 million (December 31, 2020 - $1.139 million; December 31, 2019 - $1.533 million).

ACCOUNTING MATTERS

Basis of Presentation and Accounting Policies

The Company’s 2021 Financial Statements have been prepared in accordance with IFRS as issued by the IASB. IFRS comprises IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). Note 33 of the Company’s financial statements for the year ended December 31, 2021, provides details of the significant accounting policies. There were no changes in accounting policy in the year that had a material impact on the Company’s financial statements.

Critical Accounting Estimates and Judgements

Management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period.

44 | Management’s Discussion and Analysis

The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

Determination of control of subsidiaries

Judgement is required to determine when the Company has control of subsidiaries. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee’s returns. Despite owning no shares, or having any voting rights, the Company determined that it exercises control over Agnity Global, Inc. (“Agnity”) as the Company has the right to nominate a majority of the members of Agnity’s Operations Committee and therefore the right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. The Company has the right to receive royalty collectability from Agnity on a monthly basis in perpetuity and the Company has credit risk with respect to the collectability of these royalty payments.

Assessment of indicators of impairment of goodwill, long-lived assets and intangible assets

Management reviews, goodwill, depreciable long-lived assets and intangible assets for impairment triggers to determine if any events or changes in circumstances exist that would indicate that the carrying amount of an asset may not be recoverable over time. If impairment indicators exist, impairment assessments are conducted as the asset level or level of cash generating units (“CGUs”) as appropriate.

Leases

In measuring the Company’s leases judgement is required to determine the lease term of the contract including whether the Company is reasonably certain to exercise extension options where it is the lessee. A longer lease term results in a larger lease liability and right-of-use asset to be recognized by the Company and future changes in this lease term will result in modifications. In addition, estimates and assumptions are required to determine the incremental borrowing rate used to measure lease liabilities on adoption and at inception of a lease.

Contingent consideration

Management uses judgement to assess the existence of contingencies. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. Management also uses judgement to assess the likelihood of the occurrence of one or more future events which impacts the fair value of the contingent consideration at the end for the Reporting Period.

Value of components for convertible debt and equity offerings

Management makes judgements related to the measurement of the fair value of the convertible debentures and equity offerings issued in the period, including the determination of the allocation of the proceeds between the components of the instrument. At inception of an instrument, the Company determines the value of each piece of the instrument and judgement is required in determining the inputs used in the fair value calculations and in determining the probability of certain outcomes.

Determination of stand-alone selling price

The total transaction price of certain revenue contacts is allocated to each performance obligation on a relative stand-alone selling price (“SSP”) basis, representing the selling price as if it was sold separately. This is a formal process involving judgement which could impact the timing of recognized revenue. In most cases, the SSP is based on observable data. If the SSP is not directly observable, the amount is estimated using either the expected cost plus a margin or residual approach. The SSP for perpetual software licenses is highly variable and therefore the Company applies the residual approach.

45 | Management’s Discussion and Analysis

Expected credit loss allowance and provision

The Company recognizes an amount equal to the lifetime expected credit loss (“ECL”) on trade and long term receivables, other receivables, unbilled revenue and amounts due from related parties for which there has been a significant increase in credit risk since initial recognition. Loss allowances are measured based on historical experience and forecasted economic conditions. The amount of ECL is sensitive to changes in circumstances of forecast economic conditions.

Impairment of goodwill and other non-financial assets

Goodwill is reviewed annually on December 31 of each financial year, or more frequently if changes in circumstances indicate that the carrying value may be impaired. The Company completed its annual impairment testing as at December 31, 2021 and determined there was no impairment. Determining whether an impairment has occurred requires the valuation of the respective assets or CGUs, which the Company estimate the recoverable amount using a discounted cash flow method. The key estimates and assumptions used are revenue growth, gross margin, and discount rate. These estimates are based on past experience and management’s expectations of future changes in the market and forecasted growth initiatives.

Share-based payments

The Company uses the Black-Scholes option -pricing model to determine the fair value of stock options and other equity instruments where the goods and services cannot be valued. In estimating the fair value, management is required to make certain assumptions and estimates such as the expected life of options, volatility of the Company’s future share price, risk-free rate, future dividend yields and estimated forfeitures at the initial grant measurement date. Changes in assumptions used to estimate fair value could result in different outcomes.

Business combinations - purchase price allocation

The consideration transferred and acquired assets and assumed liabilities are recognized at fair value on the date the Company effectively obtains control. The measurement of each business combination is based on the information available on the acquisition date. The estimate of fair value of the consideration transferred and acquired intangible assets (including goodwill), property and equipment, other assets and the liabilities assumed are based on estimates and assumptions. The measurement is largely based on projected cash flows, discount rates and market conditions at the date of acquisition. See “Fair Market Value” in this MD&A for further discussion.

Taxation

Calculations for current and deferred taxes require management’s interpretation of tax regulations and legislation in the various tax jurisdictions in which the Company operates, which are subject to change. The measurement of deferred tax assets and liabilities requires estimates of the timing of the reversal of temporary differences identified and management’s assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income before they expire, which involves estimating future taxable income.

The Company is subject to assessments by various taxation authorities in the tax jurisdictions in which it operates, and these taxation authorities may interpret the tax legislation and regulations differently. In addition, the calculation of income taxes involves many complex factors. As such, income taxes are subject to measurement uncertainty and actual amounts of taxes may vary from the estimates made by management.

46 | Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

Various forms of security have been granted by the Company and certain of its subsidiaries in favour of arm’s length lenders. The securities granted give the lenders a comprehensive level of protection against a default by the Company or its subsidiaries, as applicable, in the performance of its obligations, including the repayment of the indebtedness and interest thereon. The Company relies on these arrangements in order to obtain financing needed for business purposes. See “Liquidity” in this MD&A for further information regarding the particulars of the Company’s off-balance sheet arrangements.

CONTROLS AND PROCEDURES

Prior to 2022, the Company was not required to establish and maintain DC&P and ICFR pursuant to National Instrument (“NI”) 52-107. The Company is listed on the TSX-V and on November 24, 2021 also listed and commenced trading its shares on NASDAQ. As a result of the NASDAQ listing, the Company is no longer a venture issuer. Accordingly, commencing in 2022, mCloud is required to establish and maintain DC&P and ICFR.

In light of these new requirements for 2022, the following discussion provides preliminary commentary about the Company’s D&CP and ICFR.

Disclosures Controls and Procedures

The Company’s disclosure controls and procedures (“DC&P”), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual Filings (“NI 52-109”) are designed to provide reasonable assurance that information required to be disclosed in our filings under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They are also designed to provide reasonable assurance that all information required to be disclosed in these filings is accounted for, accumulated and communicated to the Company’s senior management team including the CEO and Chief Financial Officer (“CFO”) as appropriate. This is meant to allow for timely decisions regarding public disclosure.

The Company cannot provide absolute assurance that all information required to be disclosed in its filings is reported within the time periods specified in securities legislation because of the limitations in control systems to prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.

Internal Controls over Financial Reporting

The Company’s senior management team is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”), as defined in NI 52-109. ICFR means a process designed by or under the supervision of the CEO and CFO, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

47 | Management’s Discussion and Analysis

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Commencing the first quarter of 2022, the Company will be required to report any material weaknesses in the design of ICFR. Any such material weaknesses would also impact DC&P. Although we have not completed a full evaluation as of this date, we are aware of material weaknesses.

Management has identified the following material weaknesses:

•

An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operating effectiveness of internal control over financial reporting.

•

The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.

•

An ineffective information and communication process resulting from (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls and ineffective controls related to spreadsheets, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.

•

As a consequence of the above and as a result of inadequate segregation of duties and secondary review, the Company had ineffective control activities related to the design, implementation and operating effectiveness of process level and financial reporting controls which had a pervasive impact on the Company’s internal control over financial reporting.

•	An ineffective monitoring process resulting from the evaluation and communication of internal control deficiencies, including monitoring corrective actions, not being performed in a timely manner.

These material weaknesses resulted in material misstatements, which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021, and also in immaterial misstatements, some of which were corrected prior to the release of the consolidated financial statements as of and for the year ended December 31, 2021. These material weaknesses create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

48 | Management’s Discussion and Analysis

Remediation

The Company is still considering the full extent of the procedures to implement in order to remediate the material weaknesses described above, however the current remediation plan includes:

•	Identifying key positions necessary to support the Company’s initiatives related to internal controls over financial reporting and expanding its hiring efforts accordingly.

•	Hiring consultants to assist with process improvements and control remediation efforts in targeted accounting, IT and operations processes.

•

Formalizing its entity-wide risk assessment process and documenting internal ownership of risk monitoring and mitigation efforts, with improved risk monitoring activities and regular reporting to those charged with governance at an appropriate frequency.

•

Finalize a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and communicating these limits of authority to relevant personnel throughout the Company.

•	Further simplify and streamline its spreadsheet models to reduce the risk of errors in mathematical formulas and improve the ability to verify the logic of spreadsheets.

•	Hiring a consultant to assist management with process improvements and control remediation for general IT controls.

•	Continuing to perform scoping exercises and planning for an ERP implementation to streamline the number of applications used for financial reporting activities.

49 | Management’s Discussion and Analysis

The Company’s authorized capital includes an unlimited number of common shares. As of August 11, 2022, the following common shares, share purchase warrants, stock options, restricted share units and convertible debt conversion options were outstanding:

Securities Outstanding
Shares issued and outstanding	16,155,654
Share purchase warrants (1)	8,120,708
Stock options	968,103
Restricted share units	401,153
2021 Convertible Debentures (2)	15,750
Total	25,661,368

(1)

Share purchase warrants offer the holder the right to purchase a common share of the Company at a specified price by a specific date. Share purchase warrants outstanding have exercise prices ranging from Canadian dollar equivalent at date of issuance between $4.12—$22.50 and a weighted average remaining contractual life of 2.6 years.

(2)

Debentures are convertible at the option of the holder and have a conversion price of $5.85 which has been converted to Canadian dollars at August 11, 2022. The Debentures have a remaining life to maturity of 1.4 years.

50 | Management’s Discussion and Analysis

This MD&A contains certain “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved”. The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company’s business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;

•	the performance of the Company’s business and operations;

•	the intention to grow the business and operations of the Company;

•	expectations with respect to the advancement of the Company’s products and services, including the underlying technology;

•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company’s existing customer base;

•	the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;

•	the acceptance by customers and the marketplace of the Company’s products and solutions;

•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company’s products;

•	the ability to successfully leverage current and future strategic partnerships and alliances;

•	the anticipated trends and challenges in the Company’s business and the markets and jurisdictions in which the Company operates;

•	the ability to obtain capital;

•	the competitive and business strategies of the Company;

•	sufficiency of capital;

•	general economic, financial market, regulatory and political conditions in which the Company operates and;

•	the Company’s ability to meet the evolving ESG needs of its clients (as ESG is a rapidly developing landscape, and ESG is a key component of the Company’s business model).

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

51 | Management’s Discussion and Analysis

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading “Risk Factors” on pages 31 to 44 of the Company’s Annual Information Form dated April 4, 2022, a copy of which is available under the Company’s System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company’s existing operations;

•	the Company will be able to incorporate acquired technologies into its AssetCare platform;

•	the Company will be able to realize synergies with acquired businesses;

•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;

•	the Company will continue to comply with regulatory requirements;

•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;

•	wide-spread acceptance of the use of AI and the other technologies that the Company integrates into its product and services;

•	no significant changes to the Company’s effective tax rate, recurring revenue, and number of shares outstanding;

•	the Company will be able to scale its services and reach all potential markets;

•	the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;

•	the Company will be able to develop its technologies and leverage certain partnerships to meet its clients’ rapidly developing ESG needs and goals;

•	the Company’s continued compliance with third party intellectual property rights;

•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner;

•	the effects of competition in the industry;

•	currency exchange rates and interest rates;

•	the stability of general economic and market conditions; and

•	general economic conditions and global events, including the ongoing impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

52 | Management’s Discussion and Analysis

TSX-V: MCLD NASDAQ: MCLD
mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com